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Carmelo's

Houston, TX

- Iconic neighborhood Italian restaurant under new ownership of prominent local restaurateur
- Owner's previous projects include B&B Butchers & Restaurant (Houston and Fort Worth) and B.B. Lemon (Houston)
- New Executive Chef is a veteran of Michelin-starred and renowned restaurants in Milan, Sicily and New York City
- Focus on locally-sourced produce, fresh pasta made in house and New York-style pizza to go

Revenue Sharing Notes

Multiple	1.40x - 1.50x
Maturity	60 months
Minimum Target	$150,000

View *Key Terms*

Company Description

A staple of Houston's Energy Corridor for 38 years, Carmelo's Cucina Italiana is undergoing a major remodel. Esteemed local restaurateur Benjamin Berg (B&B Butchers & Restaurant) purchased the restaurant from founder Carmelo Mauro in December 2017, adding to the portfolio of Berg Hospitality Group, preserving the neighborhood business and updating the customer experience.

Benjamin grew up in the epicenter of Italian-American cuisine – New York City. After moving to Houston several years ago and steadily observing Carmelo's importance to the area he now calls home, he was approached with the opportunity to purchase the restaurant when its owner announced his intention to retire.


Carmelo's

Carmelo Mauro and Benjamin Berg after the transition of Carmelo's was complete

Envisioning the rejuvenated business as an everyday, family-friendly Italian restaurant, Benjamin tapped his talented brother, Daniel Berg, an esteemed chef with experience working in Italy and in kitchens around the brothers' native New York City. His impressive resume includes extended stints at the Michelin-starred A Voce, Locanda Verde, The Dutch, and Bar Primi, plus Le Bernardin and Daniel, both three-star Michelin restaurants and New York Times four-star establishments. After working in New York for several years, he was enticed to Texas by the opportunity to work with the cuisine he loves while being closer to his brother and family.



Benjamin devised a plan to breathe new life into the restaurant and create a lively, inviting atmosphere to attract all ages. The interior will be modernized and revamped with completely new bathrooms and a horseshoe-shaped bar, plus an updated main dining room and private event rooms. The space will be redesigned with an eye to increase the openness and flow and improve the overall dining experience. The external façade will receive a notable facelift to elevate its curb appeal.

Meanwhile, Daniel reimagined the menu to bring it up to the standards he'd grown accustomed to while working at award-winning eateries in New York, Milan and Sicily. Excited by the opportunities to utilize Texas' long summer growing season, he set about sourcing the best ingredients the local region could provide. Not only will dishes star produce like fresh, local tomatoes and melons, but also uniquely regional items like shishito peppers and redfish. They may not be traditionally Italian, but as Daniel says, "if Italian cuisine is about doing simple things with outstanding ingredients, then what could be more Italian than taking inspiration from your own bountiful backyard?"



Blackened Redfish with tagliatelle and spicy rosa sauce



Lasagna with 40 layers if only counting the pasta and the meat

Fresh pasta, both stuffed and extruded, will be made in-house daily using a top-of-the-line pasta machine flown in from Italy. New York-style pizza, subs and calzones – all cooked in the stone deck oven in the recently renovated kitchen – will be available to-go at the bar or for delivery to avoid overcomplicating the menu or cheapening the dining room ambiance.


Daniel Berg
Executive Chef

Chef Berg guiding the creation of fresh fettuccine on the pasta machine

Many of the waitstaff and service team had been a part of Carmelo's for over two decades. Under Berg Hospitality Group, employment benefits have been introduced to the staff for the first time in the restaurant's history. To help the front-of-house staff give diners the best experience, Berg Hospitality Group has offered additional education and training around the new food and space. The restaurant has also deployed new technology to empower the waitstaff to settle checks tableside as it's done in Europe.

Fans, friends and diners in the area have spent their countless holidays, celebrations and special occasions eating at the local stalwart for decades. While the format and concept of the Italian-American restaurant will remain familiar, it'll be the Bergs' approach to the classic cuisine that will be revolutionary for Houston and offer a truly world-class experience.



Veal Parmigiana with traditional spaghetti marinara

Learn more:

Key Terms

Issuer	Benmelos, LLC
Securities	Revenue Sharing Notes
Offering Amount	**Minimum $150,000** to **maximum $600,000**
Investment Multiple	**Up to 1.50x** If the final offering amount raised is less than or equal to $450,000, the investment multiple will be 1.40x. If the final offering amount raised is greater than $450,000 but less than or equal to $600,000, the investment multiple will be 1.50x. If the Revenue Sharing Notes are paid in full at least 12 months prior to Maturity, the Investment Multiple will be reduced in accordance with the terms of the Note Purchase Agreement. Please review the Note Purchase Agreement and "Section I. Summary of Offerings" in the Disclosure Statement, available here, for a complete discussion of the potential reductions.
Payments	**Monthly**
Revenue Sharing Percentage	If the final offering amount raised is less than or equal to $300,000, then 2.0% of monthly gross revenue will be shared. If the final offering amount raised is greater than $300,000 but less than or equal to $450,000, then 3.0% of monthly gross revenue will be shared. If the final offering amount raised is greater than $450,000 but less than or equal to $600,000, then 5.0% of monthly gross revenue will be shared.
Maturity	**60 Months**
Security Interest	Blanket lien on all assets of the business, senior lien on certain equipment
Ownership % Represented by Securities	**0%**. Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

Click here to view the Issuer's SEC Form C filing.

Use of Proceeds

The total anticipated project cost for update Carmelo's Cucina Italiana is $850,000. To date, the owners have committed $200,000 in equipment purchases. Proceeds from the NextSeed raise, if the $150,000 minimum is hit, will be used for renovation of the bathrooms and the large private room. Any funds raised up to the maximum of $600,000 will be put towards additional renovations, primarily focused on completing the interior and updating the exterior faÇade. The priorities of the renovation are as follows: the bar, patio, bathrooms, interior floors, signage, and the wine and display coolers.



Daniel Berg (left) and Benjamin Berg (right) in the main dining room

Revenue Sharing Summary*

Total Raise Amount: $150,000 - $300,000

- Investment Multiple: 1.40x
- Monthly Revenue Sharing Percentage: 2.0%

Total Raise Amount: $300,100 - $450,000

- Investment Multiple: 1.40x
- Monthly Revenue Sharing Percentage: 3.0%

Total Raise Amount: $450,100 - $600,000

- Investment Multiple: 1.50x
- Monthly Revenue Sharing Percentage: 5.0%

Each investor will receive its proportionate share of the monthly payments made to the investors as a group.

Scenario 1:

Total Raise Amount: $200,000 **You Invest:** $2,000

Based on the Total Raise Amount, the Issuer will share 2.0% of revenues, until the 1.40x Investment Multiple is reached.

Let's assume that the Issuer generated $100,000 in revenues in month X. The issuer will make a $2,000 payment ($100,000 x 2.0% = $2,000) to investors. Since you invested with 1% of the total amount raised ($2,000 / $200,000 = 1.0%), you would receive a $20 payment.

Scenario 2:

Total Raise Amount: $400,000 **You Invest:** $2,000

Based on the Total Raise Amount, the Issuer will share 3.0% of revenues, until the 1.40x Investment Multiple is reached.

Let's assume that the Issuer generated $100,000 in month X. The issuer will make a $3,000 payment ($100,000 x 3.0% = $3,000) to investors. Since you invested with 0.5% of the total amount raised ($2,000 / $400,000 = 0.5%), you would receive a $15.00 payment.

Scenario 3:

Total Raise Amount: $600,000

You Invest: $2,000

Based on the Total Raise Amount, the Issuer will share 5.0% of revenues, until the 1.50x Investment Multiple is reached.

Let's assume that the Issuer generated $100,000 in month X. The issuer will make a $5,000 payment ($100,000 x 5.0% = $5,000) to investors. Since you invested with 0.33% of the total amount raised ($2,000 / $600,000 = 0.33%), you would receive a $16.67 payment.

* The calculations above are mathematical illustration only and may not reflect actual performance. They do not take into account NextSeed fees of 1% on each payment made to investors. ... Read More

Bonus Rewards

EARLY BIRD REWARD

First 100 investors who invest $1,000 or more will receive:

- A secret recipe from Executive Chef Daniel Berg

Invest $1,000 or more

- Invitation for 2 to Grand Opening Party

Invest $2,500 or more

- Invitation for 4 to Grand Opening Party

Invest $10,000 or more

- First priority reservation for 6 people on a holiday (New Year's Eve, Valentine's Day, etc.)
- Invitation for 4 to Grand Opening Party

Invest $25,000 or more

- Exclusive dinner for 4 prepared by Executive Chef Daniel Berg (includes wine, but excludes liquor, gratuity & tax)
- Learn to make fresh pasta and sauce with Executive Chef Daniel Berg in a 2-hr private cooking lesson
- Invitation for 10 to Grand Opening Party

Business Model

When Benjamin Berg opened B&B Butchers & Restaurant, he set out to create the best steakhouse in Houston. Since they opened their doors in 2015, B&B has remained one of the top-rated restaurants in the city and opened a second location in Fort Worth, Texas.

So, when he turned his attention to Italian cuisine and teamed up with his Michelin-star restaurant-alumnus brother, Daniel Berg, the city paid notice. News of Carmelo's renovation was covered by publications such as Eater Houston, the Houston Business Journal, the Houston Chronicle and CultureMap Houston.

With his experience opening multiple restaurant locations in old buildings, Benjamin has a deep knowledge of the process of a renovation as extensive as awaits him at Carmelo's. In January 2019, he announced the temporary closure of the restaurant (reported in the Houston Business Journal) to focus his efforts on the renovations.

Benjamin's business savvy has also identified opportunities that haven't been explored at this historic eatery. A section of the building will be transformed into a bar and patio where locals and visitors will have access to its full menu in a more casual, family-friendly setting. Serving liquor, wine, and beer throughout the restaurant is also unique to an Italian-American restaurant in the Houston area.

Part of the refresh will include a new offering: authentic New York-style pizza. Their new "real New York" stone deck pizza oven will be used for takeout only – a decision made to avoid overcomplicating the dine-in menu or disrupting the in-house ambiance.



Classics to include Margherita and Pepperoni Pizzas to go

Carmelo's has been known for its catering services and hosts a multitude of parties for the surrounding neighbors and more. Daniel has already revitalized the menu while Benjamin has purchased a van that focuses solely on catering orders.

Approaching these new avenues with Benjamin's knack for creating an unforgettable experience will build brand new revenue streams.

The decision to maintain a family-oriented experience was partially in response to the restaurant's locale. It's a market that Benjamin is engaged in as a resident and expects that, by offering authentic, New York-style pizza, subs and calzones as a takeout option, it will still capture customers seeking convenient yet high-quality offerings.



Demonstrating the "right way" (the New York City-way) to eat a slice of pizza. From left to right Jeffrey Baron, Daniel Berg, and Benjamin Berg

Should they wish to dine in though, they'll be the recipients of Benjamin's impressive brand of hospitality, developed and honed over his years spent in every role of the industry. In addition to receiving his Masters in the subject from Cornell University and working for the then number-one small hotel in the country — The Point in upstate New York — he spent the better part of 17 years working in upscale steakhouses in cities ranging from New York to Las Vegas to Mexico City before opening his own in Houston.

Prior to joining his brother in Texas, Daniel Berg had recently been focusing on French cuisine. But after several years of cooking Italian classics and studying in Italy, he was excited by the opportunity to return to his culinary roots. Both the Berg brothers grew up eating Italian food in New York City, one of the best places in the world for Italian outside of Italy – and better than the original thanks to its New World twists! After a lifelong love for the cuisine, they hope to share an outstanding Italian-American experience with the city they now call home.



Chef Berg plating his favorite dish: Fettuccine Alfredo

Location Analysis

Carmelo's Cucina Italiana (14795 Memorial Dr, Houston, TX 77079), located in the heart of the Energy Corridor, is part of an affluent Houston Memorial neighborhood.

For over 30 years, Carmelo's has built a loyal audience in the nearby suburban and office district. It has served as a go-to place for celebrating special occasions and holidays.

As a resident in the area, Benjamin is also an active participant in the community and has an intimate knowledge of the local dynamics. With Carmelo's, Benjamin and Daniel Berg are bringing anew an outstanding, food-focused, family-operated, standalone dining experience to an area dominated by chain restaurants. In many ways, they have a captive audience in the nearby suburban homes, and they also have the advantage of being the only one of their direct competitors to serve liquor.


Top Golf
Shell Corporate Office
BP Corporate Office
Conoco Phillips Corporate Office
Watson's Houston of Ales
Terry Hershey Park
Energy Corridor
Doux Cafe
Buffalo Bayou Run & Bike Trail
Carmelo's
George Bush Park
Memorial
Sysco Corporate Office

The Energy Corridor is distinctly outside of the city center, comprised of a mix of office parks and suburban residences. While also densely populated with single-family homes and schools, the area got its name from the unique hub of office campuses for energy industry titans like BP America, Citgo, and Shell Oil Company. The business expects to capture an extended customer base with its updated menu and new takeout options.

Though the area and the restaurant are around 20 miles from the heart of downtown Houston, it's still less than a 30-minute drive from the city center — not a long trip for those used to commuting daily, and easily accessible via two of the region's main arteries: Interstate 10 and Highway 6.

Leadership



Benjamin Berg, *Proprietor*
Born in New York City, Berg has been in the restaurant business for over 17 years working for upscale steakhouses in key markets including Las Vegas, Mexico City and his hometown. He began his career as an in-house butcher with a proud family heritage rooted in the restaurant business. His great-grandfather was a kosher butcher in Chicago, and his grandfather owned the iconic Orange Julius juice stand in Los Angeles.

Now based in Houston, Benjamin launched Berg Hospitality Group, which conceives, launches and operates restaurants in Texas with a commitment to giving back to the local communities.

In June 2015, Benjamin Berg opened his first concept, B&B Butchers & Restaurant, an upscale steakhouse and traditional butcher shop on Washington Avenue, to rave reviews from critics, celebrities and Houstonians. In December 2017, he purchased Carmelo's Ristorante Italiano, and he successfully opened a second location of B&B Butchers & Restaurant in Fort Worth, Texas in January 2018. Berg Hospitality Group, the budding culinary group formed by Berg, is also responsible for creating B.B. Lemon, an elevated eatery and bar serving classic, straightforward food and cocktails, which opened in November 2018, and Benjamin, his namesake restaurant set to open in late 2019 inside a luxury apartment building in downtown Houston, along with more concepts to come. With a true passion for the hospitality industry, all of Berg's restaurants focus on offering excellent service, unique atmospheres and unparalleled experiences for their guests.

Prior to his career in restaurants, Berg worked for The Point, a luxury hotel company voted the #1 small hotel in the country at the time. He began as a bellman and worked his way up, learning every detail of the different facets of the hospitality business. He brings this same, service-oriented mindset to his restaurants. Berg received a Master of Hospitality Management from Cornell University and a B.A. in Art History from Tulane University.

Highlights of the awards and honors Berg has received include:

- Recipient of the Preservation Houston 2016 Good Brick Award for the rehabilitation of the former Dittman Bakery Building into B&B Butchers & Restaurant
- Recipient of the Houston Business Journal 2018 40 Under 40 Awards
- Named a "Hurricane Hero" by Houston CityBook, KPRC-NBC 2, Houston Chronicle and PaperCity Houston for his charitable efforts after Hurricane Harvey
- Named a "Leader and Legend" in 2018 by Houston CityBook



Daniel Berg, *Executive Chef & Partner*
Daniel Berg, executive chef and partner of Carmelo's Cucina Italiana, has extensive culinary training in Italian and French cuisine and an impressive career working for high-profile chefs and restaurants in Italy, Miami and his hometown New York City.

After graduating from Tulane University in 2004, Berg accepted a public relations position representing small financial firms where he soon realized his dislike for the typical desk job and a desire for more creativity. Inspired by former summer jobs working in kitchens, Berg enrolled in the French Culinary Institute in New York and shortly after began an internship at A Voce under the direction of famed American chef and restaurateur, Andrew Carmellini.

His next move was to Alma La Scuola di Cucina in Colorno, Italy, an internationally recognized culinary institute training in the art of Italian cooking, restaurant professionalism and management. During his time abroad, he worked for Ristorante Gualtiero Marchesi, a three Michelin star establishment in Milan, and Principe Cerami, a two Michelin star establishment in Sicily. Upon returning to the U.S., Berg returned to at A Voce for a year before reconnecting with Carmellini who hired him to help open his next three concepts including Locanda Verde, The Dutch and Bar Primi. Berg also honed his French culinary skills as the tournant at Le Bernardin and Daniel, both three Michelin star and New York Times four-star rated establishments.

Prior to moving to Houston, Berg was the executive chef and partner of Yves, a Tribeca bistro where he designed and executed the entire menu and business planning. His reputation for creating consistently delicious and innovative dishes, and his dedication to using only the highest-quality ingredients, will continue to delight a loyal clientele.

History

- **1981**

  Carmelo's Ristorante Italiano opens

- **June 2015**

  Benjamin opens B&B Butchers & Restaurant on Washington Avenue

- **January 2018**

  Benjamin opens second B&B Butchers & Restaurant in The Shops at Clearfork in Fort Worth

- **January 2018**

  Benjamin Berg takes over Carmelo's, rebrands it to Carmelo's Cucina Italiana, and continues to operate while renovations are occurring

- **September 2018**

  Interior renovations at Carmelo's begin while the restaurant continues to operate

- **November 2018**

  Benjamin opens B.B. Lemon across the street from B&B Butchers & Restaurant in Houston

- **May 2019**

  Expected reopening of the restaurant

The business's Anticipated Opening Date is its best estimate, and the timetable can vary significantly due to unforeseen circumstances.

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